Exhibit 99.68

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Nextech CEO to host virtual conference Aug. 1	____________________ __

2019-07-25 07:19 PT - News Release

Mr. Evan Gappelberg reports

NEXTECH AR SOLUTIONS TO WEBCAST LIVE AT VIRTUALINVESTORCONFERENCES.COM AUGUST 1ST	______ ___________

Nextech AR Solutions Corp.’s chief executive officer, Evan Gappelberg, will present live at VirtualInvestorConferences on Aug. 1 at 1 p.m..

Date: Thursday, Aug. 1

Time: 1 p.m.

This will be a live, interactive on-line event where investors are invited to ask the company questions in real time. If attendees are not able to join the event live on the day of the conference, an archived webcast will also be made available after the event and will be available on the company’s website.

It is recommended that investors preregister and run the on-line system check to expedite participation and receive event updates.

Recent company highlights:

Launched the first the ever augmented reality university in June, 2019, allowing enterprises clients to offer training and education in 3-D AR;

Completed a $1.58-million financing, with 50 per cent management participation;

Partnership with blue-chip clients: Budweiser, Walther Arms, Wright Brothers and LivePerson chat;

Anticipating positive earnings before interest, taxes, depreciation and amortization in 2019 and 10-times revenue growth in 2020.

About Nextech AR Solutions Corp.

Nextech has a two-pronged strategy for rapid growth including growth through acquisitions as well as by bringing a next-generation Web-enabled AR platform with artificial intelligence and analytics to the cannabis industry, e-commerce, education, training, healthcare and video conferencing.